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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*


                               PROXIM CORPORATION
          ------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    744283102
          ------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 October 8, 2002
          ------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1083422.7

                                  SCHEDULE 13D

-----------------------------------------
CUSIP No.      744283102
-----------------------------------------


--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION

        Warburg Pincus Private Equity VIII, L.P.           I.R.S. #13-4161869
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        WC
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          32,208,006
OWNED BY       -----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      32,208,006
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        32,208,006

--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                              [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.26%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------
CUSIP No.      744283102
-----------------------------------------


--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        Warburg, Pincus & Co.                               I.R.S. #13-6358475
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        N/A
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          32,208,006
OWNED BY       -----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           0
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      32,208,006
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        32,208,006
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
        Instructions)                                                   [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.26%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------
CUSIP No.     744283102
-----------------------------------------


--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        Warburg Pincus LLC                                 I.R.S. #13-3536050
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        N/A
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
NUMBER OF        8   SHARED VOTING POWER
SHARES
BENEFICIALLY         32,208,006
OWNED BY       -----------------------------------------------------------------
EACH             9   SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH          0
               -----------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                     32,208,006
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        32,208,006
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
        Instructions)                                                   [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.26%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        OO
--------------------------------------------------------------------------------

     This Amendment No. 1 (the "Amendment") amends the Schedule 13D filed on August 9, 2002 (the "Original Schedule 13D") and is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC") and Warburg, Pincus & Co., a New York general partnership ("WP," and together with WP VIII and WP LLC, the "Reporting Persons"). The holdings of the Reporting Persons indicated in this Amendment include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I ("WPNPE VIII I"), Warburg Pincus Netherlands Private Equity VIII C.V. II ("WPNPE VIII II") and Warburg Pincus Germany Private Equity VIII KG ("WPGPE VIII," and together with WP VIII, WPNPE VIII I and WPNPE VIII II, the "Investors"). WP, WP LLC and the Investors are referred to in this Amendment as the "Group Members."

     Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, par value $0.01 per share of Proxim Corporation, a Delaware corporation (the "Company"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D. This Amendment is being filed in connection with the automatic conversion of the Notes held by the Investors into shares of Preferred Stock upon the approval by the Company's stockholders on October 8, 2002 and the issuance of Additional Warrants in connection with such conversion at the Second Closing on October 9, 2002 in accordance with the Purchase Agreement.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Original Schedule 13D is hereby amended in its entirety to read as follows: Pursuant to the Purchase Agreement, the Investors purchased 1,421,334 shares of Preferred Stock at a price of $25.00 per share, Notes in the aggregate principal amount of $29,466,650 at face value and Warrants to purchase an aggregate of 5,813,890 shares of Common Stock at an exercise price of $3.0559 per share with the purchase price paid in cash at the Initial Closing on August 5, 2002. Upon the approval by the Company's stockholders on October 8, 2002, the Notes automatically converted into 1,178,666 shares of Preferred Stock and at the Second Closing on October 9, 2002 the Investors received Additional Warrants to purchase an aggregate of 4,821,275 shares of Common Stock at an exercise price of $3.0559 per share. Each share of Preferred Stock is convertible into Common Stock at an initial conversion price of $3.0559 and at an initial conversion rate of approximately 8.1809 shares of Common Stock for each share of Preferred Stock converted, subject to certain adjustments as set forth in the Certificate of Designations.

     The total amount of funds required by the Investors to purchase the securities at the Initial Closing and the Second Closing pursuant to the Purchase Agreement was $65,000,000, was furnished from the working capital of such Investors and was paid in full at the Initial Closing. No additional funds were required to acquire beneficial ownership of the Common Stock reported in this Amendment.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Original Schedule 13D is hereby amended in its entirety to read as follows:

     (a) As of October 9, 2002, the Reporting Persons beneficially own shares of Common Stock by virtue of the Investors' ownership of Preferred Stock, the Warrants and the Additional Warrants. Assuming full conversion of the shares of Preferred Stock held by the Investors (and including an annual accretion rate for the liquidation preference for the Preferred Stock of 8%, compounded semi-annually, as more fully described in the Certificate of Designations) and assuming the exercise of the Warrants and the Additional Warrants, as of such date the Investors may be deemed to beneficially own an aggregate of 32,208,006 shares of Common Stock (302,513 shares of which are a result of accretion since the initial issuance date), representing approximately 21.26% of the outstanding Common Stock based on the 119,283,154 shares of Common Stock outstanding as of August 27, 2002 (which number was reported by the Company in the Proxy Statement filed September 4, 2002 to be outstanding on that date). By reason of their respective relationships with the Investors and each other, each of the other Reporting Persons may also be deemed under Rule 13d-3 under the Exchange Act to beneficially own 32,208,006 shares of Common Stock, representing approximately 21.26% of the outstanding Common Stock as described above.

     Each of the Investors shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 32,208,006 shares of Common Stock it may be deemed to beneficially own as of the Second Closing. Each of the Reporting Persons shares with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of the 32,208,006 shares of Common Stock it may be deemed to beneficially own as of the Second Closing.

     The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Group Member disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     (b) Other than the acquisition of the securities at the Initial Closing and the Second Closing, no transactions in the Common Stock were effected during the last sixty days by the Reporting Persons or any of the persons set forth on Schedules I or in Item 2(d) hereto.

     (c) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (d) Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 2002             WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

                                    By:  Warburg, Pincus & Co.,
                                         General Partner

                                         By:  /s/ Scott Arenare
                                              ------------------------------
                                              Name:   Scott Arenare
                                              Title:  Partner


Dated:  October 9, 2002             WARBURG, PINCUS & CO.

                                         By:  /s/ Scott Arenare
                                              ------------------------------
                                              Name:   Scott Arenare
                                              Title:  Partner


Dated:  October 9, 2002             WARBURG PINCUS LLC

                                         By:  /s/ Scott Arenare
                                              ------------------------------
                                              Name:   Scott Arenare
                                              Title:  Managing Director


Dated:  October 9, 2002             WARBURG PINCUS NETHERLANDS PRIVATE
                                    EQUITY VIII C.V. I

                                    By:  Warburg, Pincus & Co.,
                                         General Partner

                                         By:  /s/ Scott Arenare
                                              ------------------------------
                                              Name:   Scott Arenare
                                              Title:  Partner

Dated:  October 9, 2002             WARBURG PINCUS NETHERLANDS PRIVATE
                                    EQUITY VIII C.V. II

                                    By:  Warburg, Pincus & Co.,
                                         General Partner

                                          By: /s/ Scott Arenare
                                              ------------------------------
                                              Name:   Scott Arenare
                                              Title:  Partner


Dated:  October 9, 2002             WARBURG PINCUS GERMANY PRIVATE
                                    EQUITY VIII KG

                                    By:  Warburg, Pincus & Co.,
                                         General Partner

                                         By:  /s/ Scott Arenare
                                              ------------------------------
                                              Name:   Scott Arenare
                                              Title:  Partner